                                                                October 27, 2005





BY FACSIMILE AND HAND

Ms. Sandra Stokes
Mr. Terry French
Mr. Alonso Rodriguez
Albert Pappas, Esq.
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

     RE: Brookdale Senior Living Inc.
         Registration Statement on Form S-l (File No. 333-127372)

Ladies and Gentlemen:

          On behalf of Brookdale Senior Living Inc., a Delaware corporation (the "Company"), in response to our discussion with the Staff during our conference call on October 26, 2005, we respectfully submit the below information with respect to the topics of common control and segment reporting.

COMMON CONTROL

          The Company respectfully believes that both Fortress Registered Investment Trust ("Fund I") and Fortress Investment Trust II ("Fund II") are under the common control of Fortress Investment Group LLC ("FIG"). As discussed in greater detail in our letter to the Staff dated October 20, 2005 (the "Prior Letter"), FIG maintains such control through (i) contractual control relationships, (ii) investment advisory relationships and (iii) financial interests in Fund I and Fund II. These relationships demonstrate that FIG exercises voting, financial and investment control over each of Fund I and Fund II and that no other party possesses such control. Pursuant to your request, we have set forth below additional information regarding such relationships and the equity ownership of Fund I, Fund II and the other related entities under the common control of FIG. Reference is made to the organizational chart submitted with the letter to the Staff dated October 24, 2005.

     FUND I AND RELATED CONTROLLED ENTITIES

          Fund I

          Fund I is a wholly-owned subsidiary of Fortress Investment Fund LLC ("FIF"). Fund I has an investment advisory agreement with FIG Advisors LLC ("FIG Advisors"), a wholly-owned subsidiary of FIG, pursuant to which FIG Advisors acts as the advisor to Fund I with respect to the investment of Fund I's assets.

          FIF

          FIF has one class of membership interests. Membership interests representing an approximately 89% percentage interest in FIF are owned by third parties unaffiliated with FIG. Membership interests representing the remaining 11% are owned by affiliates of FIG. No third party member of FIF owns a membership interest representing a greater than 23% interest in FIF.

          The membership interests of FIF do not convey to their respective holders any right to participate in the management or control of FIF's business. Rather, as discussed in greater detail in the Prior Letter, the limited liability company agreement of FIF grants to Fortress Fund MM LLC ("Fund MM"), as the managing member of FIF, the full, exclusive and absolute right, power and authority to manage and control FIF and its property, assets, affairs and business. Fund MM, in turn, has delegated the management and operation of FIF to FIG pursuant to FIF's limited liability company agreement.

          Fund MM

          Fund MM has two classes of membership interests: Class A and Class B. The Class A membership interests have limited approval rights (requiring approval of a majority of the Class A members) with respect to the following matters: (i) whether distributions-in-kind may be made by Fund MM, (ii) transfers or pledges by members of their membership interests in Fund MM and
(iii) whether Fund MM may elect to be taxed as a corporation rather than a partnership. The Class A membership interests also have rights with respect to certain distributions. The Class B membership interests do not have any approval rights and have only economic rights. As discussed in the Prior Letter, control of Fund MM is exercised not through the ownership of its membership interests but rather by FIG in its role as the managing member of Fund MM and by Fund MM's officers who are appointed solely by FIG and hold office at FIG's discretion. The limited liability company agreement of Fund MM states that Fund MM's business and affairs shall "be managed solely and exclusively by [Fund MM's officers] under the supervision of [FIG]."

          An affiliate of FIG that is managed by FIG pursuant to a management and advisory agreement owns 99% of the Class A membership interests of Fund MM.

FIG owns the remaining 1% Class A membership interests directly. The Class B membership interests are owned by five affiliates of FIG.

     FUND II AND RELATED CONTROLLED ENTITIES

          Fund II

          Fund II is a wholly-owned subsidiary of Fortress Investment Fund II LLC ("FIF II"). Fund II has an investment advisory agreement with FIG Advisors pursuant to which FIG Advisors acts as the advisor to Fund II with respect to the investment of Fund II's assets.

          FIF II

          FIF II has one class of membership interest. Membership interests representing an approximately 98% percentage interest in FIF II are owned by third parties unaffiliated with FIG. Membership interests representing the remaining 2% are owned by affiliates of FIG. No third party member of FIF II owns a membership interest representing a greater than 12% interest in FIF.

          The membership interests of FIF II do not convey to their respective holders any right to participate in the management or control of the FIF II's business. Rather, as discussed in greater detail in the Prior Letter, the limited liability company agreement of FIF II grants to Fortress Fund MM II LLC ("Fund MMII"), as the managing member of FIF, the full, exclusive and absolute right, power and authority to manage and control FIF and its property, assets, affairs and business. Fund MMII, in turn, has delegated the management and operation of FIF II to FIG pursuant to FIF II's limited liability company agreement.

          Fund MMII

          Fund MMII has two classes of membership interests: Class A and Class
B. The Class A membership interests have certain approval rights and distribution rights. The Class B membership interests do not have any approval rights and have only economic rights. As discussed in the Prior Letter, control of Fund MMII is exercised not through the ownership of its membership interests but rather by FIG in its role as the managing member of Fund MMII and by Fund MMII's officers who are appointed solely by FIG and hold office at FIG's discretion. The limited liability company agreement of Fund MMII states that Fund MMII's business and affairs shall "be managed solely and exclusively by [Fund MMII's officers] under the supervision of [FIG]."

          FIG owns 100% of the Class A membership interests of Fund MMII. The Class B membership interests are owned by six affiliates of FIG.

SEGMENT REPORTING

          The Company has continued to review the provisions of SFAS No. 131, specifically paragraph 17. Consistent with our conversations with the Staff, prior to September 30, 2005 (the date of the formation transactions described in the Registration Statement on Form S-l), each of the combined entities, Brookdale Living (including BLC, Fortress CCRC and Prudential Properties) and Alterra Healthcare, had distinct chief operating decision makers ("CODMS"). The Company has also reviewed again the discrete financial information for all of the 380 facilities that is provided to each CODM and has concluded that each facility's economic characteristics, based on the nature of its products and services, the nature of its production process, the type and class of customer for its products and services, and the methods used to distribute its products and services, are similar. However, each facility's operating income and related margin vary significantly across the portfolio.

          As we discussed, SFAS No. 131, paragraph 17, permits aggregation of operating segments based on similar economic characteristics. Therefore the Company has aggregated its segments based upon the lowest common economic characteristic: gross margin. Accordingly, operating segments are aggregated into four reportable segments based on comparable operating margins either above or below an average performance level within each of Brookdale Living and Alterra. The CODMS allocate resources in large part based on margin and it was the CODMS' conclusion that to analyze the portfolio above or below the average operating margin was the appropriate methodology.

          The Company has also presented a fifth reportable segment for management services because the economic characteristics of these services are different from our facilities aggregated above.

          Attached as Annex A is revised segment disclosure which the Company will include in its next filing. The Company believes this presentation is useful to readers of the financial statements.

                                     ******

          The Company hopes to be in a position to commence the marketing of its securities this Friday, October 28. To this end, the Company would like to set up a conference call for this afternoon as soon as the Staff is available. Prior to the commencing of the marketing of the securities, the Company intends to file Amendment No. 3 to the Registration Statement with the Commission.

          Thank you for your consideration and please contact the undersigned at
(212) 735-3050 should you require further information or have any questions.

                                        Very truly yours,


                                        /s/ Joseph A. Coco
                                        ----------------------------------------
                                        Joseph A. Coco, Esq.

                                                                         ANNEX A

14. SEGMENT INFORMATION

For purposes of segment disclosure we had two chief operating decision makers for the combined companies: Brookdale Living (including BLC, Fortress CCRC and Prudential Portfolio) and Alterra. Although the products and services we offer are similar in nature the operating margins for each facility in Brookdale Living and Alterra vary significantly. Accordingly we have aggregated each facility within Brookdale Living and Alterra into reporting segments based upon above and below average facility operating margins. We define our average operating margin as facility operating income divided by total revenues for each company. Also, we have included management services as a separate segment since the economic characteristics is different than our facilities.

The accounting policies of our reporting segments are the same as those described in the summary of significant accounting policies. The following table sets forth certain segment financial and operating data.

                                     THREE MONTHS ENDED         SIX MONTHS ENDED
                                          JUNE 30,                  JUNE 30,               YEAR ENDED DECEMBER 31,
                                  -----------------------   -----------------------   --------------------------------
                                     2005         2004         2005         2004        2004        2003        2002
                                  ----------   ----------   ----------   ----------   --------   ----------   --------
REVENUE (3):
   Brookdale Living
      Above Average Margin        $   44,753   $   83,872   $  111,877   $   72,691   $149,871   $  100,342   $ 83,800
      Below Average Margin            43,861       75,666       47,661       51,821    113,738       84,092     73,094
                                  ----------   ----------   ----------   ----------   --------   ----------   --------
         Total Brookdale Living       88,614      159,538      159,538      124,512    263,609      184,434    156,894
                                  ----------   ----------   ----------   ----------   --------   ----------   --------

   Alterra
      Above Average Margin            60,917      120,438      158,290      117,103    238,344       20,046         --
      Below Average Margin            42,919       86,486       48,634       75,606    155,374       12,736         --
                                  ----------   ----------   ----------   ----------   --------   ----------   --------
         Total Alterra               103,836      206,924      206,924      192,709    393,718       32,782         --
                                  ----------   ----------   ----------   ----------   --------   ----------   --------
   Management Services                   945          582        1,816        1,632      3,545        5,368      4,622
                                  ----------   ----------   ----------   ----------   --------   ----------   --------
                                  $  193,395   $  367,044   $  368,278   $  318,853   $660,872   $  222,584   $161,516
                                  ==========   ==========   ==========   ==========   ========   ==========   ========

SEGMENT OPERATING INCOME (1):
   Brookdale Living
      Above Average Margin            22,621       41,817       51,932       34,428     72,199       49,397     42,412
      Below Average Margin            10,916       20,566       10,451       14,191     32,766       24,608     21,505
                                  ----------   ----------   ----------   ----------   --------   ----------   --------
         Total Brookdale Living       33,537       62,383       62,383       48,619    104,965       74,005     63,917
                                  ----------   ----------   ----------   ----------   --------   ----------   --------

   Alterra
      Above Average Margin            26,734       51,933       63,924       50,304    102,200        8,188         --
      Below Average Margin             9,696       19,336        7,345       16,588     34,993        2,204         --
                                  ----------   ----------   ----------   ----------   --------   ----------   --------
         Total Alterra                36,430       71,269       71,269       66,892    137,193       10,392         --
                                  ----------   ----------   ----------   ----------   --------   ----------   --------

   Management Services                   662          407        1,271        1,142      2,482        3,758      3,235
                                  ----------   ----------   ----------   ----------   --------   ----------   --------
                                  $   70,629   $  134,059   $  134,923   $  116,653   $244,640   $   88,155   $ 67,152
                                  ==========   ==========   ==========   ==========   ========   ==========   ========

GENERAL AND ADMINISTRATIVE (2)        10,697        9,962       21,978       19,995     42,577       14,387     11,153
FACILITY LEASE EXPENSE                47,091       20,665       93,593       38,490     99,997       30,744     31,003
DEPRECIATION AND AMORTIZATION         10,208       14,382       15,804       28,979     52,307       22,48O     13,708
                                  ----------   ----------   ----------   ----------   --------   ----------   --------
   Operating income (loss)        $    2,633   $   89,050   $    3,548   $   29,189   $ 49,759   $   20,544   $ 11,288
                                  ==========   ==========   ==========   ==========   ========   ==========   ========

TOTAL ASSETS:
   BLC                            $  932,886   $1,105,438   $  932,886   $1,105,438   $467,320   $1,147,469   $730,298
   Alterra                           301,253      470,849      301,253      470,849    279,305      509,113
   Management Services                    --                        --                      --
                                  ----------   ----------   ----------   ----------   --------   ----------   --------
                                  $1,234,139   $1,576,287   $1,234,139   $1,576,287   $746,625   $1,656,582   $730,298
                                  ==========   ==========   ==========   ==========   ========   ==========   ========

(1) SEGMENT OPERATING INCOME DEFINED AS SEGMENT REVENUES LESS SEGMENT OPERATING EXPENSES.

(2) NET OF GENERAL AND ADMINISTRATIVE COSTS ALLOCATED TO MANAGEMENT SERVICES REPORTING SEGMENT.

(3)  ALL REVENUE IS EARNED FROM EXTERNAL THIRD PARTIES IN THE UNITED STATES.